SOLSTAR SPACE COMPANY

2019 Report

Dear investors,

Because of you, our investors, Solstar has been able to fortify our business relationships with NASA, international space agencies, and commercial partners. This has been key to positioning Solstar to obtain NASA and other contracts. Your investment enabled us to fill out our Solstar management team and to meet with targeted customers to better understand their requirements so that we can build the products and services that best meet their needs. Solstar is poised for success. We invite you to join us in our exciting spaceflight adventures!

We need your help!

We are happy to extend another opportunity to the public to invest in the world's first internet service provider for people and things in space. This is your opportunity to get directly involved in a company that is poised to become the leading space communications company in the world. When you invest in Solstar, you have to opportunity to participate, step by step, with a space company building the pioneering space communications technology and services that will help humankind become a multi-planetary species.

Sincerely,

M. Brian Barnett
Founder & CEO

Mark Matossian
Co-Founder

Michael Potter
Co-founder

Our Mission

Solstar aims to be the Internet Service Provider (ISP) of choice in Earth Orbit and beyond. Our purpose is to make communication, experiments, and travel easier. We aim to prove our effectiveness to NASA and multiple commercial space companies to build Solstar into an internationally recognized brand that will be an attractive acquisition for the rapidly-growing private space race.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Solstar wins Top Award in the Mobile Satellite Service Industry for 2020 by the Mobile Satellite Users Association (MSUA)
- Our Schmitt Space Communicator was accessioned to Smithsonian Institution's National Air & Space Museum (March 2020)
- Space News, the space industry's leading newspaper, ranked Solstar in their top 20 Space Industry predictions for 2020

The Bad

- Delays in receiving government contracts.
- Delays in product development.
- Delays in doing more spaceflight tests.

2019 At a Glance

January 1 to December 31

$0	-$274,699	$12 [100%]
Revenue	Net Loss	Short Term Debt

$431,460	$4,000
Raised in 2019	Cash on Hand As of 06/20/18

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Solstar Space Company is pioneering the technology to create a 'space wide web'. We enable 24/7 secure, economical, convenient, two-way, internet-based communications with every "thing" in space that incorporates our satellite transceivers. Solstar's two-way data communications also enable earth-based customers 24/7 direct access to experiments, SmallSats, machines, and colleagues located in space, via their smartphones, or any other internet-connected device.

Solstar aims to be the ISP of choice in Earth Orbit and beyond. Our purpose is to make communication, experiments, and travel easier. We aim to prove our effectiveness to multiple commercial space companies to build Solstar into an internationally recognized brand that will be an attractive acquisition for the rapidly-growing private space race.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future if any.

Milestones

Solstar Space Company was incorporated in the State of Delaware in March 2017. Any patents will be held by the company.

Since then, we have achieved the following:

- Solstar wins Top Award in
  Mobile Satellite Industry for 2020 by the Mobile Satellite Users Association (MSUA) Chairman's Award for Innovation

- Space News, the space industry's leading newspaper, ranked Solstar as one of their top 20 Space Industry predictions for 2020

- Ranked highest of all its competitors by a third-party equity crowdfunding analyst organization (late 2019)

- Schmitt Space Communicator Accessioned to Smithsonian Air & Space Museum (March 2020)

- Signed a Space Act Agreement with NASA to test our internet and wi-fi technologies in space.

- Solstar's technology has been proven on three spaceflights sending the first commercial text and commercial Tweet from space.

- In 2017, Solstar was competitively selected to receive a small business Phase I contract with NASA to develop a preliminary design for a commercial router on the International Space Station.

- Our technology enables 24/7 secure, economical, convenient, two-way, internet-based communications with every "thing" in space.

- Solstar Space Company harnesses the power of the very best existing infrastructure to facilitate constant communication with space assets.

- The founder has 30+ years of experience in the commercial space industry, starting his career with 6 years at NASA 1987-1993.

- Proprietary technology.

Historical Results of Operations

Our company was organized in March 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was negative in both fiscal year 2019 and fiscal year 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $24,269, including $24,269 in cash. As of December 31, 2018, the Company had $81,010 in total assets, including $33 in cash.

- *Net Loss.* The Company has had net losses of $274,699 and net losses of $144,620 for the fiscal years ended December 31, 2019, and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $451,343 for the fiscal year ended December 31, 2019, and $233,385 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To date, the company has been financed with $10,000 in debt, $6,000 in equity, and $120,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Solstar Space Company cash in hand is $10,509.33, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,000/month, for an average burn rate of $20,000 per month. Our intent is to be profitable in 12 months.

No material changes or trends in our finances or operations have occurred since December 31, 2019

Over the next 3-6 months our revenues and expenses are expected (but not guaranteed) to rise as we win government and commercial contracts and government grants. We hope to begin generating revenue by 2021, and believe we need a minimum of $100k - $200k to reach that point.

During the calendar year 2020, we are planning to raise additional capital from outside investors. The founder can also continue to contribute capital to the business to fund short-term operations.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -1,132%** **Earnings per Share: -$39,242.71**

Revenue per Employee: $0 **Cash to Assets: 100%** **Revenue to Receivables: ~** **Debt Ratio: 1,860%**

Reviewed_Financial_Statements-_Solstar_Space_Company.__1_.pdf

We ❤ Our 481 Investors

Thank You For Believing In Us

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Commercial Space Progr...
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Donald L MORTON
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Rosalie Fray
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Thank You!

From the Solstar Space Company Team



M. Brian Barnett
Founder & CEO



Mark Matossian
Co-Founder



Michael Potter
Co-founder



Jon Cunningham
Chief Financial Officer

Jon is a seasoned management/financial consultant with over 27 years of hands-on experience in launching new businesses, diversifying revenue lines and growing overall enterprise value for founders, shareholders and employees within



Charles D. Walker
Advisor

World's First Commercial Astronaut, Career in aerospace industry since 1977



Christopher Stott
Advisor

Experienced CEO in space, satellite, and telecom industries. Space Sciences MSS



Paul Frey
Space and Ground Operations Manager

An experienced Program Manager and GIS/Remote Sensing professional with advanced technical skills and a proven ability to manage complex operations.



Ian Kelly
Senior Programmer

Played key role in achieving first Commercial WiFi in Space.



Charlie Whetsel
Senior Linux Programmer

Sr. Site Reliability Engineer-Linkedin, Skilled in Linux Admin, Programming, Integration



Stephen Barnett
Payload Integration Specialist

Played key role in WiFi-to-Space success.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
M. Brian Barnett	CEO @ Solstar Space Company.	2017

Officers

OFFICER	TITLE	JOINED
M. Brian Barnett	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
M. Brian Barnett	6,400,000 Common stock	86.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2017	$46,000	Common Stock	Section 4(a)(2)
06/2018	$5,000		Section 4(a)(2)
09/2019	$100,000		Section 4(a)(2)
06/2018	$5,000		Section 4(a)(2)
08/2017	$10,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
08/24/2017	$10,000	3.0%	0.0%	None	08/25/2018
06/01/2018	$5,000	3.0%	0.0%	None	06/01/2019
06/01/2018	$5,000	3.0%	0.0%	None	06/01/2020
09/19/2019	$100,000	3.0%	0.0%	None	09/21/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SolStar Energy Devices LLC.	05/01/2017	$10,000	$5,248	0.0%		Yes

Related Party Transactions

The Company has an operating lease with Regus for its office located in Santa Fe, New Mexico. The lease was entered by a related party, SolStar Energy Devices LLC., and the payments were assumed by The Company. SolStar Energy Devices LLC., is an entity that is wholly owned by The Company's CEO, M. Brian Barnett. The lease was entered into in August 2018, renewed on August 10, 2019 and expires in August 2020. The total amount of rent due in 2020 is $1,512.

Name	Solstar Energy Devices LLC
Amount Invested	$10,000
Transaction type	Loan
Issued	05/01/2017
Outstanding principal plus interest	$5,248 as of 05/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Company owed by M. Brian Barnett

This is a related party loan with SolStar Energy Devices LLC, a company owned wholly by Solstar Space Company's CEO, M. Brian Barnett. This loan has increased in principal balance since it was originally issued, and has no formal terms. It is expected to be repaid as Solstar Space Company becomes profitable.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	7,360,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	

Risks

The commercial spaceflight industry is in its early stages. A spacecraft accident resulting in the death of a paying commercial customer too early after commercial flights have begun could have negative impact on Solstar's ability to sell its services. The federal government may stop commercial flights while the accident is investigated.

Not all proposals to NASA and the DoD will convert into contracts. The company has already made proposals that have been and have not been converted into contracts.

Changes in political climate can have impacts on the space industry and funding. These factors may be outside of the company's control but affect it's operations. As up to 60% of Solstars early revenues will come from budget contracts, government budgets may have a large affect on their business.

The company relies heavily on their technology and intellectual property, but may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs.

The company's success depends on the efforts of a small management team, namely the founder. The loss of services of him may have an adverse effect on the company. There can be no assurance that the company will be successful in attracting and retaining other personnel they require to successfully grow our business.

The Company's business model is dependent on relationships with other companies and organizations without the space industry. Should those relationships be damaged or removed entirely, the company could have difficulty generating revenue and ultimately operating.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company may face competition with respect to our key products that we seek to develop or commercialize in the future. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Solstar Space Company

- Delaware Corporation
- Organized March 2017
- 2 employees

150 Washington Avenue
Suite 201
Santa Fe NM 87501

http://solstarspace.com

Business Description

Refer to the Solstar Space Company profile.

Compliance with Prior Annual Reports

Solstar Space Company is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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